

INVEST IN **OVANOVA**

Ovanova PET (Portable Energy Trailer)

ovanova.co Cedar Grove, NC Hardware Retail Clean Tech

Highlights

1. Disaster-Ready: instant power when the grid goes down.

2. Homebase Docking: Seamlessly integrates with homes or buildings for energy security and savings.

3. The PET pays for itself.

4   Earn 3x your contribution with 5% of gross revenue paid back quarterly. (not guaranteed)

5   We're raising $3M to scale PETs, launch our app, and grow across the U.S

6 $260k previously raised

7   We are in our MVP stage — a functional, sellable version of the PET.

8   After building 30 units, we'll transition to the final Flame model.

Featured Investor

 **Paul Lovejoy**

Invested **$55,000** ⓘ

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Syndicate Lead
Licensed Investment Advisor | Financial Activist | Founder of the Nation's First Crowd Investment Advisory, Stakeholder Enterprise
stakeholderenterprise.com

"Ovanova is the real deal. I only invest in companies that will help create the future I want to live in while allowing the crowd to prosper alongside. This is my 4th investment into this innovative clean energy and resilience company. Why 4 investments? Because they have a track record of paying me back. This isn't a 'pie in the sky' company, it's a 'boots on the ground' one. There isn't a company I've done more due diligence on than Ovanova and I have invested in over 120 crowdfunding campaigns. If you care about clean energy, life saving disaster relief and community energy resiliency while having a built-in exit strategy through a revenue sharing note, then this offering is something all suitable investors should take a serious look at."

Our Team



Ovanova Clean Energy Network Founder



John Carey Co-Founder | Chief Executive Officer

John Carey, founder of Ovanova and inventor of the PET, has 6+ years in solar project management and 100+ installs. He leads a team with 30+ years' experience across 24 states, and holds certifications with Sol-Ark, Lux, Lumin, and K2.

Ovanova PET: Energy Freedom, Powered by You

Ovanova PET: Energy Freedom, Powered by You

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Patent-Pending Technologies Powering the Ovanova PET



Vehicle-to-Trailer Power Dump

Enables trailers to recharge directly from electric vehicles, turning them into mobile power tanks for emergency and off-grid use.



Building-Integrated Mobile Microgrid

Connects the trailer to buildings as a plug-and-play energy source for backup power, peak-shaving, or load-shifting.



Quad-Path Recharge Architecture

Allows recharging from solar, EV, generator, or grid—individually or together—for reliable power in any condition.



Cyber-Secure Microgrid Platform

Integrates Starlink-secured communications and anti-tamper firmware to meet stringent FEMA and defense compliance standards.

Mission-ready. The Ovanova PET.

America’s Grid Is Failing. Communities Are Paying the Price.

The U.S. energy grid is outdated, overloaded, and vulnerable under increasing

The U.S. energy grid is outdated, overloaded, and vulnerable under increasing pressure.

Blackouts last longer. Disasters hit harder. Lights go out. Phones die. Critical medical devices fail. Communication collapses.

Rural and underserved communities are often hit hardest.

This isn't a future risk. A National Energy Emergency has already been declared, demanding urgent investment in resilient, distributed energy.

People don't want to be rescued. They want to respond.

Get your PET today and build a future of energy resilience.

Ovanova PET Owners Say: 'I've Got Power—Who Needs It?'

Each PET (Portable Energy Trailer) is a mobile microgrid power station that turns its owner into a lifeline the moment the grid goes down.



Each PET includes:

Core System Specs

- **Trailer Size:** 7 ft × 18 ft
- **Solar Array:** 4.59 kW (6 roof + 6 awning modules)
- **Battery Storage:** 64 kWh (6 × 8 kWh LFP batteries)
- **Inverter Power**: 22.8 kW continuous AC (2 inverters)
- **DC Power Supplies:** 8 × 2300 W
- **Generator:** 26 kW DC-coupled bifuel generator (2 × 100 lbs + 2 × 20 lbs propane tanks)
- **EV Interface:** 2 bidirectional EV charge/discharge (V2X capable)
- **Communications:** Starlink Internet + secure communications hardware operating on a sub-1 GHz radio frequency system, cellular, and Wi-Fi connectivity

View Full System Specifications on our website.

The PET Locator App— let's you find, share, and deploy power where it's needed most, while earning income in the process.



PET LOCATOR APP

And when there's no crisis? Your PET still earns its keep—cutting electric bills, storing solar energy, and selling excess power back to the grid.

This is one of the PET's greatest advantages. It **connects directly to your home or building's electrical system, allowing it to power loads, store surplus energy, or reduce reliance on the grid during peak demand.**

Disaster or not, it stays mission-ready and income-generating.

A PET that pays for itself

Own the PET. Use it when you needed. Rent it out when you don't.

Everyone needs a PET - 9 identified use cases plus a robust rental market.

✅ **Film & TV productions** – silent set power, fuel savings, greener shoot credentials.

✅ **Concerts, festivals, weddings, sporting events** – audience-friendly silence, no fume complaints, visible solar = great PR.

✅ **Construction & infrastructure sites** – longer work hours in noise-sensitive zones, lower diesel spend, compliance with new low-emission rules.

✅ **Municipalities & public works** – mobile backup for shelters, traffic lights, or fairs.

✅ **Emergency services & disaster relief** – resilient "lifeline" power that doesn't depend on fuel convoys; can recharge e-ambulances and turn EVs into fuel delivery convoys to PETs deployed in disaster zones.

✅ **Mobile healthcare & clinics** – clean, quiet electricity for medical devices, refrigeration, HVAC anywhere.

✅ **Utilities & telecom** – rapid-deploy grid support precisely where it's needed most, avoiding expensive infrastructure upgrades.

✅ **Mining, oil & remote industry** – cuts delivered-fuel bills, improves ESG scores, powers electric site equipment.

✅ **Agriculture & ranching** – drives pumps, agro-robotics, or cold-storage off-grid.

HOW THE PET PAYS FOR ITSELF

PET Base Price: $160,000

ITC Tax Credit (30%): **$45,900**
(Note: 30% ITC excludes the $7k generator)

NET COST:
Non-profits: $114,100
Businesses: $85,139
(Includes 21% tax savings from depreciation)

RENTAL RATE: **$400 per day**

BREAKEVEN POINT:
Non-profits: 285 days
Businessess: 213 days

10-YEAR EARNINGS:
Total: $288,000
(Assumes rental 100 times/year at $400 per day)

Projections are not guaranteed.

Partner With Ovanova to Provide Power Through the People

Ovanova's mission is to add as much value as possible to as many lives as possible.

Before we made microgrids mobile, we built projects like this:







Ovanova Solar Installation: Smith's Supermarket

Some of the other cool things we've done:

- Deployed microgrids across 27 states, seamlessly integrating with 60 utility providers to strengthen local energy reliability

- Contributed hundreds of thousands of dollars directly to schools and churches, donating each time their supporters joined our no-cost online workshops on resilient energy options

- Facilitated the submission of REAP and ERA grant applications totaling over $150 million on behalf of farmers, small businesses, and small towns

- Attended the **Skoll World Forum 2019** and led "Solar Education 101" for ASES at the U.S. DOE Solar Decathlon

- Received national recognition, with one of our microgrid installations **featured in _The Wall Street Journal_** :

THE WALL STREET JOURNAL.



In Howle's case, tax credits are expected to cover half his costs. The agricultural grant will cover the other half. A North Carolina-based solar developer named Ovanova pitched him on the project and helped him raise about $300,000 from investors on Climatize, a crowdfunding platform, to cover upfront costs.

Without the federal subsidies, farmers would struggle to get loans they could pay off.

Howle isn't sure yet whether he will be able to sell excess power to his local utility, but the savings from the solar system are giving the full-time engineer confidence that he can take over the farm when his dad retires, and one day pass it on to his daughters. The land has been in the family for six generations.

Jerry Howle, left, and his father PHOTO: JERRY HOWLE

"..the savings from the solar system are giving the full-time engineer confidence that he can take over the farm when his dad retires, and one day pass it on to his daughters. The land has been in the family for six generations.", Jerry Howle of Howle Farms & Livestock LLC

Source: https://www.wsj.com/us-news/climate-environment/biden-climate-subsidies-free-solar-panels-farmers-048c6c39?st=i6a18ctvjss2fa8&reflink=desktopwebshare_permalink

> ... A North Carolina-based solar developer named Ovanova pitched him on the project and ...

But this isn't about us. It's about you—and what you make possible.

By backing PET, you give individuals and organizations a practical, powerful way to support disaster response, strengthen community resilience, and stabilize the grid during energy emergencies.

Your investment puts PETs on the frontlines—powering farms, fire stations, churches, and critical infrastructure that refuse to go dark.



CREATING OMNIWIN SOLUTIONS FOR COMMUNITIES AFFECTED BY OR FACING DISASTER.

Pictured: Ovanova Gives 501(c)(3) director Xena Hall, Ovanova co-founder John Carey, Microgrid Technician Andrew Clarke, and Ovanova Solar Corporation co-founder Chris Snodgrass days after Hurricane Helene.

Your Contribution

As a participant, you'll receive 5% of our gross revenue each quarter until you've earned back 3x your original contribution, creating a clear and direct path to returns tied to every trailer we deploy and sell.

We're raising $5M ($3M through Wefunder) to scale PET production, finalize our app and software systems, and expand our customer network across the U.S.



FUELING THE PET ROLLOUT: USE OF FUNDS
5. Marketing & Pre-Order Campaign $200,000.00
6. Contingency & Overhead $50,000.00
4. Working Capital & Spare Parts $300,000.00
3. Infrastructure Development & Tech Staffing $350,000.00
1. PET Equipment Procurement $3,500,000.0
2. Rental Marketplace & Locator Software $600,000.00

The Strategy Behind the Numbers

We anticipate to 3x your contribution in 3 years.


PROJECTED INVESTOR RETURNS
(BASED ON $5M RAISE)
4years
$ 145,048,000
3years
$ 36,928,000
2.5years
$ 18,504,000
(Over 3x ROI
on $5M raised)
2years
$ 9,176,000
1year
$ 1,944,000

Click here for detailed rev share payback projections.

Projections are not guaranteed.

America is Ready to Build

Every PET is proudly built in the U.S., using high-quality components and American craftsmanship. As we scale, we're generating skilled jobs in manufacturing, logistics, and field service, with a focus on rural and underserved communities.

How We'll Build the PETs

Phase 1 – Launch Production at HQ (Cedar Grove, NC):

- Upgrade Ovanova HQ to assemble up to **15 Flame PETs/month**

- Secure distributor agreements with manufacturers of key components

- Fabricate awnings on-site and partner with local metal shops for overflow

- Collaborate with **Kaufman Trailers** and other local builders to produce trailers to spec

Phase 2 – Expand to Meet Regional Demand:

In any region with anticipated demand:

- Partner with local metal fabricators for awning production

- Supply equipment directly as official distributors

- Collaborate with regional trailer manufacturers

- Hire and train local tradespeople for assembly

Initial external hubs:

- **Western NC**

- **West TN**

- **Upstate NY**

- **Northern KY**





From welders and manufacturers to electricians and solar techs, the PET program is developing a nationwide network of local providers. These are the folks who rent, maintain, and deploy PETs—bringing energy resilience to their own backyards.

We're not outsourcing. We're re-sourcing. Clean energy made local. Owned by communities. Built for impact.

Where the Grid Ends, Resilience Begins— One PET at a Time

With every PET on the road, another family, church, or community stays powered—no matter what hits.

Together, PET owners form a decentralized, mobile microgrid energy network that protects people and guards the grid.

This is community-powered resilience.

This is infrastructure that adapts and responds.

This is <u>energy freedom</u>—driven by you.



This is energy freedom.

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Downloads



[Pet Projections for Wefunder - Revenue Share Payback.pdf](#)